Form 51-102F3

Material Change Report

PART 1 GENERAL INSTRUCTIONS AND INTERPRETATION

(a) Confidentiality

          If this Report is filed on a confidential basis, state in block capitals “CONFIDENTIAL” at the beginning of the Report.

(b) Use of “Company”

          Wherever this Form uses the word “company” the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c) Numbering and Headings

          The numbering, headings and ordering of the items included in this Form are guidelines only. You do not need to include the headings or numbering or follow the order of items in this Form. Disclosure provided in response to any item need not be repeated elsewhere.

(d) Defined Terms

          If a term is used but not defined in this Form, refer to Part 1 of National Instrument 51-102 and to National Instrument 14-101 Definitions. If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51-102, refer to section 1.4 of Companion Policy 51-102CP.

(e) Plain Language

          Write the Report so that readers are able to understand it. Consider both the level of detail provided and the language used in the document. Refer to the plain language principles listed in section 1.5 of Companion Policy 51-102CP. If you use technical terms, explain them in a clear and concise manner.

PART 2 CONTENT OF MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Natcore Technology Inc.
87 Maple Avenue, 1st Floor
Red Bank, New Jersey
07701

Item 2	Date of Material Change

July 31, 2015

Item 3	News Release

A news release was disseminated on August 4, 2015 through the facilities of Stockwatch.

Item 4	Summary of Material Change

Natcore has completed the second and final tranche of its proposed non-brokered private placement, as announced on July 20, 2015. Gross proceeds of $443.880 were raised through the sale of 822,000 units at a price of $0.54 per unit.

Item 5	Full Description of Material Change

An aggregate of 1,822,000 units were sold in both tranches of the private placement for aggregate gross proceeds of $983,880. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase of a further common share at $0.74 for a period of three years.

Aggregate finders fees of $39,690 in cash and 73,500 warrants, having the same terms as the warrants issued in the private placement, were also paid.

All securities issued in the final tranche are subject to a hold period in Canada expiring on December 1, 2015. Proceeds of the placement will be applied to further development of the Company’s technologies and general working capital.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Charles Provini is knowledgeable about the material change and the Report and may be contacted (732) 576-8800.

Item 9	Date of Report

August 4, 2015